January 10, 2013

VIA EDGAR

Tia L. Jenkins –Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:           Ever-Glory International Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 28, 2012
File No. 001-34124

Dear Ms. Jenkins:

Ever-Glory International Group, Inc. (the “Company”) acknowledges receipt of the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated December 21, 2012, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) filed with the SEC on March 28, 2012.  The Company is required to respond to the Staff’s comments by Thursday, January 10, 2013.

The Company hereby requests the opportunity to submit a response to the Staff’s comments by Friday, January 20, 2013 as the Company requires additional time to work internally with its staff and externally with its outside auditors and legal counsel to prepare and finalize the response.  Based on discussions between the Staff and the Company’s legal counsel, it is the Company’s understanding that the Staff will agree to this request.

We thank the Staff in advance for its consideration of the foregoing.  Should you have any questions or comments, please contact our legal counsel, Lawrence A. Rosenbloom, Esq. or Joan Wu, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Very truly yours,

/s/ Edward Yihua Kang
Edward Yihua Kang
Chairman and Chief Executive Officer
Ever-Glory International Group, Inc.